Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings
Net income	$58,705		$56,742		$45,874		$50,184		$17,018
Fixed charges	46,633		41,836		37,899		30,210		7,334
Adjusted earnings	$103,338		$98,578		$83,773		$80,394		$24,352

Fixed charges
Interest expense	$46,633		$41,836		$37,899		$30,210		$7,334
Ratio of earnings to fixed charges	2.2	x	2.4	x	2.2	x	2.7	x	3.3	x